Veditz_Summary.mp3 (3m 5s)
1 speaker (Speaker 1)

Speaker 1: Did you know that there are 70 million deaf people around the world, 98% of which are born into hearing households? We are doctors, lawyers, teachers, and scientists, but only 2% of the deaf have access to education in our chosen sign language. This leads to tragic results. In the USA alone, the deaf student high school drop out rate is 314% higher. The college drop out rate is 71% higher. Underemployment rate is 265% higher than hearing people. My co-founders, teammates, and I and are hundreds of world-class educators who have already joined Veditz are working to change this devastating injustice. We built Veditz to connect, educate, and empower the world's deaf community, including their family members and others interested in deaf causes. For hearing parents of deaf children, this means you can help your child thrive from infancy by learning your country's main sign language and deaf culture right in your home with the education tailored to you in the world's top sign language educators no matter where they live and no matter where you live. For deaf high school and college students, it means it's no longer an issue for deaf students to get equal access to tutoring and math, science, and literature using Veditz. In fact, a quarter of colleges in the US who have deaf students report they can't offer tutoring to their deaf students because they can't find local support. Problem solved. Veditz gives all deaf students and their schools access to top tutors serving the deaf community from some of the world's top colleges and K-12 schools direct to the students right on their screen, right in the classroom with the tutoring delivered in sign language. For the millions of people around the world learning a sign language, it means peer to peer practice. The best way to master a sign language is no longer out of reach. It's now just a few clicks away. With Veditz, you can find hundreds of other learners equally eager to meet up online and practice on our incredibly easy user experience and interface named by Educause as one of the top ten educations startups this past year. Join us, and together let's connect, educate, and empower the world's deaf community.